UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Appointment of New Independent registered Public Accounting Firm

The Company has appointed Enrome LLP (“Enrome”), 143 Cecil St, #19-03/04, GB Building, Singapore 069542, a PCAOB qualified firm, as its registered independent accounting firm, effective May 30, 2024, in replacement of B.F. Borgers CPA PC, to re-audit the Company’s consolidated financial statements as of and for the fiscal years ended September 30, 2022 and 2023 and to audit the consolidated financial statements as of and for the fiscal year ending September 30, 2024. The appointment of Enrome has been approved by the audit committee of the Board of Directors (“Board”) and the Board.

During the Company’s two most recent fiscal years and through May 30, 2024, neither the Company nor anyone acting on the Company’s behalf consulted Enrome with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

On May 7, 2024, Origin Agritech Limited (“Company”) had terminated B.F. Borgers CPA PC (“Borgers”) as the registered independent accounting firm for the financial statements of the Company, due to the Securities and Exchange Commission enforcement action against that firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Han Gengchen
Name:	Han Gengchen
Title:	Chief Executive Officer

Dated: June 3, 2024